# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tecnoglass Inc., CIK 0001534675
CUSIP: G87264100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 NW 49TH STREET,, MIAMI, Florida (FL), 33142
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001602952
Persons authorized to receive notices and communications: Joaquin Fernandez, Avenida Circunvalar a 100 mts de la, Via 40, Barrio Las Flores, Barranquilla, F8, Colombia (F8), 080001, 57-5-3734000

## Reporting persons
- Energy Holding Corp (CIK 0001602952): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 20,731,985; shared voting power 0; sole dispositive power 20,731,985; shared dispositive power 20,731,985; aggregate amount beneficially owned 20,731,985 (46.7% of the class)
  Comment: The percentage of beneficial ownership reflected in this Schedule 13D is based upon 44,364,816 Ordinary Shares outstanding as of May 5, 2026 as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026.
- Fernandez Joaquin (CIK 0001602798): type of reporting person: individual (IN); citizenship or place of organization: Colombia (F8); source of funds: other (OO); sole voting power 0; shared voting power 20,731,985; sole dispositive power 0; shared dispositive power 20,731,985; aggregate amount beneficially owned 20,731,985 (46.7% of the class)
  Comment: The percentage of beneficial ownership reflected in this Schedule 13D is based upon 44,364,816 Ordinary Shares outstanding as of May 5, 2026 as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026.
- Velilla Becerra Alberto Jose (CIK 0001605631): type of reporting person: individual (IN); citizenship or place of organization: Colombia (F8); source of funds: other (OO); sole voting power 0; shared voting power 20,731,985; sole dispositive power 0; shared dispositive power 20,731,985; aggregate amount beneficially owned 20,731,985 (46.7% of the class)
  Comment: The percentage of beneficial ownership reflected in this Schedule 13D is based upon 44,364,816 Ordinary Shares outstanding as of May 5, 2026 as reported by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Tecnoglass Inc.
Address of issuer's principal executive offices: 3550 NW 49TH STREET,, MIAMI, Florida (FL), 33142

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item: On March 9, 2026, Energy Holding Corp completed the purchase of 107,000 Ordinary Shares of Tecnoglass Inc. at a weighted average price of $41.064 per share. On March 10, 2026, Energy Holding Corp completed the purchase of 107,000 Ordinary Shares of Tecnoglass Inc. at a weighted average price of $43.413 per share. On March 11, 2026, Energy Holding Corp completed the purchase of 92,066 Ordinary Shares of Tecnoglass Inc. at a weighted average price of $44.24. On March 12, 2026, Energy Holding Corp completed the purchase of 107,600 Ordinary Shares of Tecnoglass Inc. at a weighted average price of $45.282. On March 13, 2026, Energy Holding Corp completed the purchase of 107,629 Ordinary Shares of Tecnoglass Inc. at a weighted average price of $45.113. Pursuant to the aforementioned purchases, Energy Holding Corp holds an aggregate of 20,731,985 Ordinary Shares as reported on this Amendment No. 8. The purchases were reported on a Form 4 filed with the SEC in connection with such purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows: As of the date of this Schedule 13D, Energy Holding Corp holds 20,731,985 Ordinary Shares, which represents approximately 46.7% of the issued and outstanding Ordinary Shares. As sole direct owner of the 20,731,985 Ordinary Shares, Energy Holding Corp has sole voting and dispositive power of such Ordinary Shares. Messrs. Fernandez and Becerra, as directors of Energy Holding Corp, have shared voting and dispositive power of the Ordinary Shares held by Energy Holding Corp, and may therefore each be deemed to beneficially own all of the shares held by Energy Holding Corp. Neither Mr. Fernandez nor Mr. Becerra holds shares of the Issuer directly. Each of Messrs. Fernandez and Becerra disclaims beneficial ownership of the shares held by Energy Holding Corp, except to the extent of his pecuniary interest thereto. Except to the extent Energy Holding Corp may in the future make distributions to its shareholders by which its shareholders would receive dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares acquired by the Reporting Persons. In the past 60 days, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer except as disclosed in Item 3 above.

## Signatures
- Energy Holding Corp: /s/ Joaquin Fernandez, Joaquin Fernandez, Director (05/13/2026)
- Fernandez Joaquin: /s/ Joaquin Fernandez, Joaquin Fernandez (05/13/2026)
- Velilla Becerra Alberto Jose: /s/ Alberto Jose Velilla Becerra, Alberto Jose Velilla Becerra (05/13/2026)